KRT-1500 Template for notification of transactions by persons discharging managerial responsibilities (PDMR) and persons closely associated with them

FINANSTILSYNET
THE FINANCIAL SUPERVISORY AUTHORITY OF NORWAY

The person liable:

- (●) PDMR
- ( ) Closely associated person (natural person)
- ( ) Closely associated person (legal person)

Info about the one who reports

Last name	Lao
First name	Alfi
Business name	Himalaya Shipping Ltd.

About PDMR

Last name	STEEN
First name	CARL ERIK
Position / role	Director

Initial notification or amendment to prior notification

- (●) Initial
- ( ) Amendment

Details about the issuer or emission allowance market participant

Business name	Himalaya Shipping Ltd.
LEI number	984500D86FFE5EYE7988

Skjemaversjon: 46345

5/22/2026 10:21:16 AM AR736088315

KRT-1500 Template for notification of transactions by persons discharging managerial responsibilities (PDMR) and persons closely associated with them

FINANSTILSYNET
THE FINANCIAL SUPERVISORY AUTHORITY OF NORWAY

Description of the financial instrument/type of instrument

Instrument	Share
ISIN code	BMG4660A1036
Name of the financial instrument	

Nature of the transaction

Transaction type	Exercise of a stock option

Share option program

The transaction is linked to an excersise of a share option program ◉ Yes ○ No

Currency of the transaction

Currency	USD

Price(s) and volume(s)

Price per unit	6.49
Volume	75 000

Aggregated information

Average price per unit	6.49000
Aggregated volume	75 000
Total amount	486 750.000000

Date of the transaction

Date	5/22/2026

Place of the transaction

Trading venue	XOFF - Outside a trading venue

Comment

5/22/2026 10:21:16 AM AR736088315